UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2004

Commission File Number:

Riverside Forest Products Limited

(Translation of registrant’s name into English)

820 Guy Street, Kelowna, BC, Canada V1Y 7R5

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIVERSIDE FOREST PRODUCTS LIMITED (Registrant)

Date September 3, 2004	By:	/s/ “Michael E. Moore” (Signature)

Michael E. Moore, CFO (Name and Title of the Signing Officer)

The following attached document is filed under this Form 6-K:

EXHIBIT A:   News Release dated August 31, 2004

EXHIBIT A

FOR IMMEDIATE RELEASE

RIVERSIDE FOREST PRODUCTS BOARD ADVISES SHAREHOLDERS TO
TAKE NO ACTION ON TOLKO HOSTILE BID

Kelowna, British Columbia, August 31, 2004 — Riverside Forest Products Limited (TSX: RFP) today advised the company’s shareholders to take no action on the hostile takeover bid formally launched today by Tolko Industries Limited to acquire all Riverside shares it does not currently own for $29 per share. Based on the price of Riverside’s stock at the close of market today, Tolko’s offer represents a 9% discount to Riverside’s stock price.

Riverside’s Board of Directors will mail the Directors’ Circular presenting the Board’s formal recommendation to shareholders on the Tolko bid on or before September 15, 2004.

As previously indicated, Riverside’s Board of Directors and its financial advisors have reviewed Tolko’s proposal. The Board has concluded the proposal significantly undervalues Riverside and would not be in the best interests of the company or its shareholders. Riverside’s Board of Directors has retained BMO Nesbitt Burns and Bear Stearns & Co. Inc. as its financial advisors and has directed them to study strategic alternatives for maximizing value to Riverside shareholders. Riverside also previously announced the appointment of a Special Committee of independent directors charged with overseeing the strategic review process.

Gordon W. Steele, Riverside Chairman, President and Chief Executive Officer, said, “Together, our board and management own over 28% of Riverside. Our interests are totally aligned with the interests of our public shareholders and we are proceeding accordingly.”

Riverside Forest Products Limited is the fourth largest lumber producer in British Columbia with over 1.0 Bbf of annual capacity and an annual allowable cut of 3.1 million cubic metres. The company is also the second largest plywood and veneer producer in Canada.

Media Contact:	Longview Communications
Josh Pekarsky or David Ryan
(604) 688-4874

Investor Contact:	Michael E. Moore, CFO
Riverside Forest Products Limited
(250) 861-6904